                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of May, 2001


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is Cenargo International Plc's quarterly report for the period ended March 31, 2001 containing a Management's Discussion and Analysis of Financial Condition and
Results of Operation and Unaudited Consolidated Financial
Statements.

                    CENARGO INTERNATIONAL PLC
                        QUARTERLY REPORT
                         MARCH 31, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

Three months ended March 31, 2001 compared to three months ended
March 31, 2000.

Operating Revenues

Operating revenues increased in the second quarter ended March 31, 2001 (the '2001 quarter') by 5.5 million pound sterling to
29.7 million pound sterling compared to 24.2 million pound sterling in the second quarter ended March 31, 2000 (the '2000 quarter'). The increase comprises a 3.7 million pound sterling increase in charter hire revenues, 0.3 million pound sterling increase in Irish Sea revenues, and a 1.5 million pound sterling increase in logistics and other income. The increase in charter hire revenues follows delivery of Northern and Midnight Merchant in March and September 2000 respectively and the charter of those two vessels to third parties from delivery. The increase of 0.3 million pound sterling in Irish Sea revenues is after taking into account penalties and liquidated damages of $2.7 million included in the 2000 quarter. The increase of 1.5 million pound sterling in logistics' revenues represents increased levels of business from the group's logistics' operations.

Operating Expenses

Vessel and other operating costs increased by 4.0 million pound sterling to 22.3 million pound sterling compared to 18.3 million pound sterling in the 2000 quarter primarily as a result of the inclusion of the operating costs of Northern and Midnight Merchant delivered in March and September 2000 respectively and increased volume of business in the Irish Sea and Logistics' operations.

Depreciation for the 2001 quarter has increased by 0.3 million pound sterling to 1.9 million pound sterling compared to 1.6 million pound sterling in the 2000 quarter. This mainly arises as a result of the inclusion of capital costs relating to the Northern and Midnight Merchant.

General and administration expenses for the 2001 quarter decreased by 0.3 million pound sterling to 2.1 million pound sterling compared to 2.4 million pound sterling in the 2000 quarter. The reduction mainly represents the rationalisation of staffing levels throughout the group.

Primarily as a result of these developments total operating expenses increased by 4.2 million pound sterling to 26.5 million pound sterling for the 2001 quarter compared to 22.3 million pound sterling for the 2000 quarter.

Net Operating Income

As a result of the foregoing factors net operating income increased by 1.3 million pound sterling to 3.1 million pound sterling for the 2001 quarter compared to net operating income of
1.8 million pound sterling in the 2000 quarter.

Other Income/ Expenses

Interest expense in the 2001 quarter increased by 0.3 million pound sterling to 3.3 million pound sterling compared to 3.0 million pound sterling in the 2000 quarter. This mainly represents the costs of the financing of Lagan and Mersey Viking purchased during the 2001 quarter.

Net Loss

As a result of the foregoing factors the net loss decreased by
0.6 million pound sterling to breakeven in the 2001 quarter, compared to 0.6 million pound sterling loss in the 2000 quarter.

Six months ended 31st March 2001 compared to six months ended
31st March 2000.

Operating Revenues

Operating revenues in the six months ended March 31, 2001 (the '2001 period') increased by 9.7 million pound sterling to 59.7 million pound sterling compared to 50 million pound sterling in the six months to March 31, 2000 (the '2000 period'). The increase comprises 7.6 million pound sterling in charter hire revenues a reduction of 1.4 million pound sterling in Irish Sea revenues and an increase of 3.5 million pound sterling in logistics' revenues. The increase in charter hire revenues is mainly due to the delivery of Northern and Midnight Merchant in March and September 2000 respectively. Both vessels were chartered out to third parties following delivery.

The reduction in Irish Sea revenue is after taking into account approximately 4.5 million pound sterling of compensation and late delivery claims in the 2000 period. After taking this into account there was an increase in revenues of 3.1 million pound sterling from Irish Sea operations in the 2001 period, mainly arising from improved volumes. The increase in logistics' revenues is mainly attributable to increased levels of business.

Operating Expenses

Vessel and other operating expenses increased in the 2001 period by 9.1 million pound sterling to 47.4 million pound sterling compared to 38.3 million pound sterling in the 2000 period. This mainly reflects the inclusion of the operating costs of Northern and Midnight Merchant delivered in March and September 2000, respectively together with increased volumes in the group's Irish Sea and logistics' businesses. Depreciation for the 2001 period increased by 0.5 million pound sterling to 3.8 million pound sterling from 3.3 million pound sterling in the 2000 period. This mainly reflects capital costs associated with the Northern and Midnight Merchant.

Amortisation of drydocking in the 2001 period increased by 0.3 million pound sterling to 0.9 million pound sterling from 0.6 million pound sterling in the 2000 period, mainly due to higher cost of drydocking the group's fleet.

General and administrative expenses in the 2001 period reduced by
0.7 million pound sterling to 4.0 million pound sterling from 4.7 million pound sterling in the 2000 period. This mainly reflects rationalisation of staffing levels throughout the group.

Primarily as a result of these developments the total operating expenses increased in the 2001 period by 10.8 million pound sterling to 56.4 million pound sterling compared to 45.6 million pound sterling in the 2000 period.

Net Operating Income

As a result of the foregoing factors net operating income decreased by 1.1 million pound sterling to 3.3 million pound sterling in the 2001 period compared to 4.4 million pound sterling in the 2000 period.

Other Income / Expenses

Interest expense in the 2001 period increased by 0.3 million pound sterling to 6.4 million pound sterling compared to 6.1 million pound sterling in the 2000 period. This mainly represents the cost of the financing of Lagan and Mersey Viking purchased in March 2001.

Breakage costs on termination of capital leases reduced by 0.8 million pound sterling to nil in the 2001 period compared 0.8 million pound sterling in the 2000 period. These were no breakage costs in the 2001 period.

Net Loss

As a result of the foregoing the net loss for the 2001 period increased by 0.5 million pound sterling to 1.9 million pound sterling compared to 1.4 million pound sterling in the 2000 period.

Liquidity and Capital Reserves

Total shareholders' equity at March 31, 2001 was 24.5 million pound sterling compared to 26.0 million pound sterling at March 31, 2000. The decrease of 1.5 million pound sterling is represented by a net loss for the twelve months of 0.2 million pound sterling and a cumulated currency translation adjustment of
1.0 million pound sterling.

Long term debt at March 31, 2001 mainly consists of 121.7 million pound sterling of 9% First Priority Ship Mortgage Notes, and 41.3 million pound sterling mainly relating to the purchase of the Lagan and Mersey Viking in March 2001.

On March 31, 2001 the Company had cash and cash equivalents of
10.3 million pound sterling compared to 7.5 million pound sterling at March 31, 2000. The Company's free cash at March 31,
2001 was 7.2 million pound sterling.

Taxation

The UK Treasury published the Finance Bill in April 2000, including the proposed UK tonnage tax regime. The bill will become law in late summer 2000.

The tonnage tax regime will allow UK shipping companies to elect to pay corporate tax based on a nominal profit derived from the net tonnage of its ships. Non shipping activities will be "ring fenced" and taxed as before, based on taxable net income. The regime is intended to promote the UK shipping industry and its competitive position.

Cenargo is considering entering the tonnage tax regime from October 1, 2000 or 2001. This will allow Cenargo to operate its ferry and shipping business virtually tax-free. Transitional rules of the regime mean that the majority of the Company's deferred tax liability (7.6 million pound sterling at March 31, 2001) will be extinguished over a seven year period at approximately 15% per annum.

SEGMENT ANALYSIS

Irish Sea

As in previous years the quarter's results were adversely effected by the winter weather. Having said that, the RoPax vessels on the Liverpool - Dublin and Liverpool - Belfast services only lost one sailing during the quarter. The reliability of these services is proving to be a strong marketing point with existing and potential new customers.

Volumes carried during the quarter were as follows:

ETU's
-----
LIVERPOOL - BELFAST          33,363
LIVERPOOL - DUBLIN           28,465
HEYSHAM - BELFAST            33,044
HEYSHAM - DUBLIN             17,352
                             ------
                            112,224
                            -------

Volumes were approximately 8% higher than for the same quarter last year.

Rate increases averaging 3% have been agreed with customers. The full impact of this will show through in Quarter 3.

Fuel costs eased during the Quarter and the group took advantage of the reduced costs by hedging 50% of its requirements for Q3 and Q4 2001.

To date the outbreak of foot and mouth disease has had little impact on freight and passenger volumes.

The Group purchased  Lagan Viking and Mersey Viking in early
March 2001 as previously advised. The benefit of owning these two vessels, as compared to chartering them, will show through strongly from and including Quarter 3, 2001.

Two of the group's competitors, Irish Continental Group and Stena, introduced additional capacity on the Irish Sea during the quarter. To date little impact has been felt by the Group following the introduction of this extra capacity. The group does however expect stiffer competition in the short term.

Ferrimaroc

Ferrimaroc had a much stronger Quarter than budgeted. This was in part due to a substantial growth in the market (c. 23%) and the failure of the competitor pool to provide a proper service. Ferrimaroc's carryings in March 2001 were, as a result, 57% higher for passengers and over a 100% higher for freight.

Discussions have continued in relation to Ferrimaroc joining the pool. The following agreement has been reached for operations during Summer 2001:

Scirocco will be time chartered to Comarit, one of the members of the pool, for the summer season.

An advertised sailing schedule including Ferrimaroc's Mistral and the pool's three vessels has been agreed.

Passenger and passenger car tariffs are to be increased by 11%.

As a result EBTIDA for fiscal 2001 should be significantly better than last year.

Discussions continue about Ferrimaroc joining the pool following
Summer 2001.

EUROPEAN MONETARY UNION - EURO

On January 1 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro
Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.

           Unaudited Consolidated Statements of Income

             Three Months Ended March 31, 2001, 2000
                (Expressed in 000 pound sterling)

                                             2001         2000

Operating revenues
Charterhire income                          3,746            -
Ferry service income (3b)                  21,256       20,953
Logistics and other income                  4,719        3,233
Brokers' commission                             -            -
                                         --------     --------
                                           29,721       24,186
                                         --------     --------

Operating expenses
Vessel and other operating costs           22,316       18,322
Depreciation                                1,903        1,591
Amortisation of drydocking                    303          271
Goodwill amortisation                         289          284
General and administrative exps             2,069        2,408
Foreign exchange (gain) loss                 (312)        (532)
                                         --------     --------
                                           26,568       22,344
                                         --------     --------

Operating income                           3,153         1,843

Other income (expense)
Interest income                               117          100
Interest expense                           (3,284)      (3,004)
Loss on disposal of assets                    (76)         (28)
                                         --------     --------
                                           (3,243)      (2,932)
                                         --------     --------

Loss before income taxes                      (90)      (1,089)
Income taxes                                   68          521
Minority Interests                              -          (21)

                                         --------     --------
Net Loss                                      (22)        (589)
                                         --------     --------

Additional financial information
EBITDA (note 4)                             5,572        3,961
EBITDA to interest expense, net             1.8x          1.4x

           Unaudited Consolidated Statements of Income

              Six Months Ended March 31, 2001, 2000
                (Expressed in 000 pound sterling)

                                             2001         2000

Operating revenues
Charterhire income                          7,613            -
Ferry service income (3b)                  41,499       42,933
Logistics and other income                 10,620        7,074
                                         --------     --------
                                           59,732       50,007
                                         --------     --------
Operating expenses
Vessel and other operating costs           47,440       38,300
Depreciation                                3,830        3,284
Amortisation of drydocking                    866          614
Goodwill amortisation                         592          562
General and administrative exps             3,998        4,745
Foreign exchange (gain)/loss                 (347)          71
                                         --------     --------
                                           56,379       45,576
                                         --------     --------

Operating income                           3,353         4,431

Other income (expense)
Interest income                               307          264
Interest expense                           (6,372)      (6,128)
Breakage costs on
  termination of capital leases                 -         (765)
Gain on disposal of assets                    (74)          55
                                         --------     --------
                                           (6,139)      (6,574)
                                         --------     --------

Loss before income taxes                   (2,786)      (2,143)
Income taxes                                  882          796
Minority Interests                              -          (33)

                                         --------     --------
Net Loss                                   (1,904)      (1,380)
                                         --------     --------

Additional financial information
EBITDA (note 4)                             8,566        8,945
EBITDA to interest expense, net
  (excluding capital lease
  breakage costs)                            1.4x         1.5x

              Unaudited Consolidated Balance Sheets

                   As of March 31, 2001, 2000
                (Expressed in 000 pound sterling)

                                             2001         2000
Assets
Current assets
Cash and cash equivalents                   7,179        5,433
Cash held in escrow
  and blocked deposits                      3,124        2,091
Trade accounts receivable                  19,047       17,831
Other receivables                           2,000        1,071
Inventories                                   883       1,240
Prepaid expenses and accrued income         4,044        3,539
                                         --------     --------
                                           36,277       31,205

Land and buildings                         12,070       11,854
Vessels and equipment                     137,855       88,478
Vessels under construction                      -       22,426
Loans to joint ventures                     2,620        2,483
Other investments                               1          351
Goodwill, net                              20,114       19,188
Deferred charges, net                       7,083        5,800
Pension fund debtor                         3,467        3,375
Total assets                             --------     --------
                                          219,487      185,160
                                         --------     --------

Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt        4,375          922
Capital lease obligations                     683          345
Trade accounts payable                      5,964        5,928
Accrued expenses                            5,584        3,688
Accrued interest - ship mortgage notes      3,534        3,135
Due from joint ventures                         -           48
Other creditors                             2,767        1,726
                                         --------     --------
                                           22,907       15,792
                                         --------     --------

Long-term liabilities
Long-term debt                             41,320       24,483
Ship mortgage notes                       121,704      108,289
Capital lease obligations                     909        1,702
Other creditors                               524        1,239

Deferred taxation                           7,578        7,689
                                         --------     --------
Total liabilities
                                          194,942      159,194
                                         --------     --------

Shareholders' equity
Share capital                                  13           13
Accumulated other comprehensive income:
  cumulative translation adjustment        (1,691)        (688)
Retained earnings                          26,223       26,641
                                         --------     --------
Total shareholders' equity                 24,545       25,966
                                         --------     --------

Total liabilities
  and shareholders' equity                219,487      185,160
                                         --------     --------

         Unaudited Consolidated Statements of Cash Flows

              Six Months Ended March 31, 2001, 2000
                (Expressed in 000 pound sterling)

                                             2001         2000
Operating Activities
Net income (loss)                          (1,904)      (1,381)
Amortisation of drydocking
  and deferred charges                        866          614
Amortisation of ship mortgage
  notes discount                               93           83
Depreciation                                3,737        3,284
(Gain) loss on disposition
  of fixed assets                              74          (54)
Foreign exchange adjustment                 1,852         (904)
Goodwill amortisation                         592          561
(Increase) decrease in pension debtor           -          (68)
(Increase) decrease in trade debtors          525        1,047
(Increase) decrease in other debtors         (425)       2,457
(Increase) decrease in stock                  144         (115)
(Increase) decrease in prepayments
  and accrued income                         (464)      (2,999)
Increase (decrease) in trade creditors       (202)         (86)
Increase (decrease) in other creditors     (1,862)      (1,405)
Increase (decrease) in accrued expenses      2,556      (1,224)
Increase (decrease) in
  deferred tax liability                   (3,121)        (568)
                                         --------     --------
Net cash (used) in operating activities    (2,461)       ( 758)
                                         --------     --------

Investing activities
Additions to vessels and equipment        (44,007)        (962)
Additions to vessels under construction         -      (11,741)
Additions to land and buildings                         (3,761)
Purchase of subsidiary companies,
  net of cash acquired                          -      (21,867)
Proceeds from sale of capital assets            -       27,636
                                         --------     --------
                                          (44,007)     (10,695)
                                         --------     --------
Financing activities
Proceeds from long-term debt               41,991       10,719
Repayment of long-term debt                     -      (27,286)
Due to joint ventures                         246          490
Repayments of capital leases                 (425)      (8,361)
Proceeds from capital leases                    -            -
Deferred charges paid                           -          (41)

                                         --------     --------
                                           41,812      (24,479)
                                         --------     --------

Net increase (decrease)
  in cash and cash equivalents                266      (35,932)
Cash and cash equivalents
  at beginning of period                   10,037       43,455
                                         --------     --------
Cash and cash equivalents
  at end of period                         10,303        7,523
                                         --------     --------

      Notes to Unaudited Consolidated Financial Statements

                      March 31, 2001, 2000


1.  Interim accounting policy

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the six months ended March 31, 2001 and 2000. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the six months ended March 31, 2001 and 2000 are not necessarily indicative of what operating results may be for the full year.

2.  Changes in shareholder's equity

                                 Cumulative   Ordinary
                                translation      share   Retained
                                 adjustment    capital   earnings
                                 ----------   --------   --------
                                         (in pound sterling)
Balance at September 30, 1999           260         13     27,822

Net income (loss)                     (948)          -    (1,381)
                                   --------   --------   --------
Balance at March 31, 2000             (688)         13     26,441
                                    =======   ========   ========
Balance at September 30, 2000       (2,643)         13     28,127

Net income (loss)                       952          -    (1,904)
                                   --------   --------   --------

Balance at March 31, 2001           (1,691)         13     26,223
                                   ========   ========    =======

3.  Contingent liabilities and assets

    (a) The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

    (b) The Company has entered a claim for damaged in the amount of Spanish Pesetas 3,800,000 against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company continues to pursue the case. The Company under an agreement with the Spanish Government has received two billion pesetas on delivery of RoPax three and four as partial settlement of the claim.

4.  Segment Information

    The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in three operating segments: Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. Corporate includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

    Certain financial information is presented below: amounts are in thousands of US Dollars.

                         Irish Sea             Logistics   Shipowning
                           Ferries Ferrimaroc  and Other & Chartering    Total
                         --------- ----------  --------- ------------    -----

Three Months to March 31, 2001

Revenue                     19,221      2,035      4,719        3,746   29,721
EBITDA                       4,157        172        442          801    5,572
Tangible assets            124,580     10,585      5,623        9,137  149,925
Capital expenditure         43,879          -        128            -   44,007

Three months to March 31, 2000
Revenue                     19,834      1,119      3,233            -   24,186
EBITDA                       4,015      (333)         53          226    3,961
Tangible assets             98,976     10,254      6,075        7,452  122,757
Capital expenditure          6,303          -        696            -    6,999

Six months to March 31, 2001
Revenue                     37,859      3,639     10,620        7,613   59,731
EBITDA                       6,419      (171)        810        1,508    8,566
Capital expenditure         43,879          -        128            -   44,007

Six months to March 31, 2000
Revenue                     40,614      2,318      7,074            -   50,006
EBITDA                      10,075      (670)        230        (690)    8,945
Capital expenditure         11,596          -      4,665            -   16,261

    EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars:

                                      Three months           Six months
                                     Ended March 31         Ended March 31
                                       2001      2000        2001      2000
                                       ----      ----        ----      ----

EBITDA                                5,572     3,961       8,566     8,945
Reconciling items:
Depreciation                        (1,903)   (1,591)     (3,829)   (3,284)
Amortisation of goodwill              (289)     (284)       (592)     (562)
Amortisation of drydocking            (303)     (271)       (866)     (614)
Net interest expense                (3,167)   (2,904)     (6,065)   (5,865)

                                  --------- --------- ----------- ---------
Loss income before income taxes        (90)   (1,089)     (2,786)   (1,380)
                                  --------- --------- ----------- ---------

                        FLEET LIST AT MARCH 31, 2001


                                                       Year
Vessel Name           Vessel Type   Capacity           Built Flag


MERCHANT BRAVERY   C  RoRo          40 cars            1978  Bahamas
                                    100 trailer units

MERCHANT BRILLIANT C  RoRo          40 cars            1979  Bahamas
                                    100 trailer units

MERCHANT VENTURE   C  RoRo          55 trailer units   1979  British (Isle of
                                                             Man)

RIVER LUNE         C  RoRo          49 cars            1983  Bahamas
                                    93 trailer units

SAGA MOON          C  RoRo          50 cars            1984  British
                                    72 trailer units         (Gibraltar)

MISTRAL            C  Passenger/Car 2,386 passengers   1981  Bahamas
                      Ferry         700 cars

SCIROCCO           C  Passenger/Car 1,315 passengers   1974  Bahamas
                      Ferry         296 cars
                                    30 trailer units

DAWN MERCHANT      C  RoPax         250 passengers     1998  British (Isle of
                                    136 trailer units        Man)

BRAVE MERCHANT     C  RoPax         250 passengers     1999  British (Isle of
                                    136 trailer units        Man)

NORTHERN MERCHANT*    RoPax         250 passengers     2000  British
                                    136 trailer units

MIDNIGHT MERCHANT*    RoPax         250 passengers     2000  British
                                    136 trailer units

LAGAN VIKING          RoPax         330 passengers     1997  Italian
                                    180 trailer units

MERSEY VIKING         RoPax         330 passengers     1997  Italian

                                    180 trailer units



C    Collateral vessel securing 9% Ship Mortgage Notes
*    Operated under an operating lease.





                          CENARGO INTERNATIONAL PLC

           HEAD OFFICE - Puttenham Priory Puttenham Surrey GU3 1AR Telephone + 44 1483 241000 Facsimile + 44 1483 241010

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  May 18, 2001              By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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02442003.AA9